Filed Pursuant to Rule 433
Registration No. 333-253333
March 2, 2022

U.S.$800,000,000
TransCanada Trust
TransCanada PipeLines Limited

Trust Notes – Series 2022-A due 2082

Issuer:	TransCanada Trust

Guarantor:	TransCanada PipeLines Limited

Security:	Trust Notes – Series 2022-A due 2082

Size:	U.S.$800,000,000

Maturity Date:	March 7, 2082

Coupon:	5.600%

Interest Rate and Interest Payment Dates:

From the Closing Date (as defined in the preliminary prospectus supplement) until March 7, 2082, the Issuer will pay interest on the Trust Notes — Series 2022-A in equal semi-annual installments on March 7 and September 7 of each year (each such date, a “Series 2022-A Interest Payment Date”), commencing on September 7, 2022.

From the Closing Date to, but excluding, March 7, 2032, the interest rate on the Trust Notes — Series 2022-A will be fixed at 5.600% per annum, payable in arrears.

Starting on March 7, 2032, and on every fifth anniversary of such date thereafter upon which the Trust Notes — Series 2022-A are outstanding (each such date, a “Series 2022-A Interest Reset Date”), the interest rate on the Trust Notes — Series 2022-A will reset for the applicable Subsequent Fixed Rate Period (as defined in the preliminary prospectus supplement) to a rate per annum equal to the Five-Year Treasury Rate (as defined in the preliminary prospectus supplement) as of the most recent Interest Reset Determination Date (as defined in the preliminary prospectus supplement), plus: (a) for the period from, and including, March 7, 2032 to, but excluding, March 7, 2052, 3.986%; and (b) for the period from, and including, March 7, 2052 to, but excluding, March 7, 2082, 4.736%, in each case, payable in arrears.

Day Count Convention:	360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month.
Business Day:	A day on which the Guarantor, Computershare Trust Company of Canada and TSX Trust Company are open for business in the City of Calgary, Alberta, other than a Saturday, Sunday or any statutory or civic holiday in the City of Toronto, Ontario, the City of Calgary, Alberta or the City of New York, New York.

Price to Public:	100.000%

Yield:	5.600%

Optional Redemption:	The Issuer may redeem the Trust Notes — Series 2022-A in whole at any time or in part from time to time at a redemption price per U.S.$1,000 principal amount of the Trust Notes - Series 2022-A equal to par: (i) from December 7, 2031 to March 7, 2032; and (ii) after March 7, 2032 on any Series 2022-A Interest Payment Date or Series 2022-A Interest Reset Date, in each case, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption for Tax Event or Rating Agency Event:

Upon the occurrence of, or at any time following the occurrence of, a Rating Event or a Tax Event (each as defined in the preliminary prospectus supplement), the Issuer may redeem all (but not less than all) of the Trust Notes – Series 2022-A at a redemption price per U.S.$1,000 principal amount of the Trust Notes - Series 2022-A equal to par (in the case of a Tax Event) and par plus U.S.$20 (in the case of a Rating Event), together with accrued and unpaid interest to but excluding the date fixed for redemption.

ERISA:	Subject to the considerations discussed under “Certain ERISA Matters” in the preliminary prospectus supplement, the Trust Notes—Series 2022-A may be acquired by plans that are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or the provisions of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) and entities deemed to hold plan assets of the foregoing (such plans and entities referred to herein as “Plans”), and plans that are subject to federal, state or other laws (referred to as “Similar Law”) that are substantially similar to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and/or Section 4975 of the Code (such plans referred to herein as “Similar Law Plans”). Each purchaser and subsequent transferee acquiring the Trust Notes—Series 2022-A with assets of a Plan or Similar Law Plan shall be deemed to represent and warrant that its acquisition, holding, redemption or exchange of the Trust Notes—Series 2022-A will not give rise to a nonexempt prohibited transaction under ERISA or the Code or a violation of Similar Law. See “Certain ERISA Matters” in the preliminary prospectus supplement.

Trade Date:	March 2, 2022

Expected Settlement Date:	March 7, 2022 (T+3)

Anticipated Security Ratings:*	Moody’s Baa3; S&P BBB-; Fitch BBB

CUSIP:	89356B AG3

ISIN:	US89356BAG32

Joint Book-Running Managers:	Deutsche Bank Securities Inc. MUFG Securities Americas Inc.

Co-Managers:

Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.
BofA Securities, Inc.
Mizuho Securities USA LLC
Barclays Capital Inc.

Truist Securities, Inc.
Wells Fargo Securities, LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at (800) 503-4611 or MUFG Securities Americas Inc. toll free at (877) 649-6848.